UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2022

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 27, 2022	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the Third Quarter of 2022

Taipei, Taiwan, R.O.C., October 27, 2022 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (ATM) and the provider of electronic manufacturing services (EMS), today reported its unaudited net revenues1 of NT$188,626 million for 3Q22, up by 25% year-over-year (or up by 31% year-over-year on pro forma basis) and up by 18% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$17,465 million, up from a net income attributable to shareholders of the parent of NT$14,176 million in 3Q21 (or up from a net income attributable to shareholders of the parent of NT$13,256 million in 3Q21 on pro forma basis) and up from a net income attributable to shareholders of the parent of NT$15,988 million in 2Q22. Basic earnings per share for the quarter were NT$4.03 (or US$0.268 per ADS), compared to NT$3.29 for 3Q21 (or NT$3.07 for 3Q21 on pro forma basis) and NT$3.69 for 2Q22. Diluted earnings per share for the quarter were NT$3.92 (or US$0.260 per ADS), compared to NT$3.20 for 3Q21 (or NT$2.99 for 3Q21 on pro forma basis) and NT$3.61 for 2Q22.

We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China Sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding three months and nine months ended 3Q21. For more details on our operations, please refer to “Supplemental Financial Information”, “Summary of Consolidated Statement of Income Data”, and “Summary of ATM Statement of Income Data.”

RESULTS OF OPERATIONS

3Q22 Results Highlights – Consolidated

●	Net revenues contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 43%, 8%, 48% and 1%, respectively, of the total net revenues of the quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

●	Cost of revenues was NT$150,654 million for the quarter, up from NT$126,051 million in 2Q22.

-	Raw material cost totaled NT$102,158 million for the quarter, representing 54% of the total net revenues.

-	Labor cost totaled NT$17,292 million for the quarter, representing 9% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$12,811 million for the quarter.

●	Gross margin decreased by 1.3 percentage points to 20.1% in 3Q22 from 21.4% in 2Q22.

●	Operating margin was 12.6% in 3Q22, compared to 12.8% in 2Q22.

●	In terms of non-operating items:

-	Net interest expense was NT$966 million.

-	Net foreign exchange loss of NT$2,818 million was primarily attributable to the appreciation of U.S. dollar against New Taiwan dollar.

-	Net gain on valuation of financial assets and liabilities was NT$2,878 million.

-	Net gain on equity-method investments was NT$358 million.

-             Other net non-operating income of NT$480 million was primarily attributable to miscellaneous income. Total non-operating expense for the quarter was NT$68 million.

●	Income before tax was NT$23,615 million for 3Q22, compared to NT$21,136 million in 2Q22. We recorded income tax expenses of NT$5,046 million for the quarter, compared to NT$4,479 million in 2Q22.

●	In 3Q22, net income attributable to shareholders of the parent was NT$17,465 million, compared to NT$14,176 million in 3Q21 and NT$15,988 million in 2Q22.

●	Our total number of shares outstanding at the end of the quarter was 4,364,218,532, including treasury stock owned by our subsidiaries in 3Q22. Our 3Q22 basic earnings per share of NT$4.03 (or US$0.268 per ADS) were based on 4,330,471,737 weighted average numbers of shares outstanding in 3Q22. Our 3Q22 diluted earnings per share of NT$3.92 (or US$0.260 per ADS) were based on 4,373,878,048 weighted average number of shares outstanding in 3Q22.

3Q22 Results Highlights – ATM

●	Net revenues were NT$98,831 million, up by 10% year-over-year (or up by 19% year-over-year on pro forma basis) and up by 4% sequentially.

●	Cost of revenues was NT$69,999 million for the quarter, up by 4% sequentially.

-	Raw material cost totaled NT$28,072 million for the quarter, representing 28% of the total net revenues.

-	Labor cost totaled NT$14,383 million for the quarter, representing 15% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,574 million for the quarter.

●	Gross margin stayed flat, which was 29.2% in both 3Q22 and 2Q22.

●	Operating margin was 18.9% in both 3Q22 and 2Q22.

3Q22 Results Highlights – EMS

●	Net revenues were NT$90,665 million, up by 37% sequentially.

●	Cost of revenues for the quarter was NT$81,467 million, up by 37% sequentially.

-	Raw material cost totaled NT$73,999 million for the quarter, representing 82% of the total net revenues.

-	Labor cost totaled NT$2,799 million for the quarter, representing 3% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$967 million for the quarter.

●	Gross margin increased by 0.1 percentage points to 10.1% in 3Q22 from 10.0% in 2Q22.

●	Operating margin was 5.7% in 3Q22, compared to 4.0% in 2Q22.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 3Q22 totaled US$400 million, of which US$197 million were used in packaging operations, US$134 million in testing operations, US$50 million in EMS operations and US$19 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$296,099 million as of September 30, 2022.

●	Current ratio was 1.22 and net debt to equity ratio was 0.53 as of September 30, 2022.

●	Total number of employees was 99,104 as of September 30, 2022, compared to 97,800 as of June 30, 2022.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 45% of our total net revenues in 3Q22, compared to 46% in 2Q22. Two customers each accounted for more than 10% of our total net revenues in 3Q22 individually.

●	Our top 10 customers contributed 59% of our total net revenues in both 3Q22 and 2Q22.

●	Our customers that are integrated device manufacturers or IDMs accounted for 33% of our total net revenues in 3Q22, compared to 30% in 2Q22.

EMS Basis

●	Our five largest customers together accounted for approximately 74% of our total net revenues in 3Q22, compared to 66% in 2Q22. One customer accounted for more than 10% of our total net revenues in 3Q22.

●	Our top 10 customers contributed 81% of our total net revenues in 3Q22, compared to 75% in 2Q22.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2021 Annual Report on Form 20-F filed on March 29, 2022.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

				Pro Forma Basis
	3Q22	2Q22	3Q21	3Q21
EBITDA (NT$ million)	38,601	35,211	32,655	30,806

ATM Operations

				Pro Forma Basis
	3Q22	2Q22	3Q21	3Q21
Net Revenues (NT$ million)	98,831	94,998	90,092	83,321
Revenue by Application
Communication	53%	52%	51%	53%
Computing	16%	16%	15%	15%
Automotive, Consumer & Others	31%	32%	34%	32%
Revenue by Type
Bumping, Flip Chip, WLP & SiP	42%	43%	36%	39%
Wirebonding	34%	35%	39%	37%
Others	7%	6%	8%	7%
Testing	15%	15%	15%	15%
Material	2%	1%	2%	2%
Capacity & EBITDA
CapEx (US$ million)*	348	461	407	364
EBITDA (NT$ million)	31,657	30,940	28,588	26,739
Number of Wirebonders	25,887	25,876	29,943	25,723
Number of Testers	5,406	5,194	6,149	4,652

EMS Operations

	3Q22	2Q22	3Q21
Net Revenues (NT$ million)	90,665	66,218	61,127
Revenue by Application
Communication	37%	35%	38%
Computing	9%	13%	10%
Consumer	36%	28%	33%
Industrial	11%	15%	12%
Automotive	6%	8%	5%
Others	1%	1%	2%
Capacity
CapEx (US$ million)*	50	53	60

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended				For the nine months ended
				Pro Forma Basis			Pro Forma Basis
	Sep. 30 2022	Jun. 30 2022	Sep. 30 2021	Sep. 30 2021	Sep. 30 2022	Sep. 30 2021	Sep. 30 2021
Net revenues
Packaging	80,541	78,394	73,996	68,287	227,318	197,178	181,548
Testing	14,942	13,760	13,416	12,353	41,285	36,222	33,212
EMS	90,660	66,213	61,116	61,116	218,036	157,947	157,947
Others	2,483	2,072	2,137	2,137	6,817	5,714	5,714
Total net revenues	188,626	160,439	150,665	143,893	493,456	397,061	378,421

Cost of revenues	(150,654)	(126,051)	(119,881)	(114,642)	(392,625)	(319,586)	(304,832)
Gross profit	37,972	34,388	30,784	29,251	100,831	77,475	73,589

Operating expenses
Research and development	(6,262)	(5,795)	(5,495)	(5,272)	(17,419)	(15,340)	(14,699)
Selling, general and administrative	(8,027)	(7,987)	(6,863)	(6,516)	(23,010)	(19,626)	(18,628)
Total operating expenses	(14,289)	(13,782)	(12,358)	(11,788)	(40,429)	(34,966)	(33,327)
Operating income	23,683	20,606	18,426	17,463	60,402	42,509	40,262

Net non-operating income and expenses
Interest expense - net	(966)	(702)	(562)	(556)	(2,240)	(1,703)	(1,672)
Foreign exchange gain (loss)	(2,818)	(1,301)	66	55	(5,223)	899	871
Gain (loss) on valuation of financial assets and liabilities	2,878	1,543	(349)	(359)	5,827	(1,008)	(1,057)
Gain on equity-method investments	358	486	414	414	1,043	782	782
Others	480	504	479	412	1,605	1,520	1,308
Total non-operating income and expenses	(68)	530	48	(34)	1,012	490	232
Income before tax	23,615	21,136	18,474	17,429	61,414	42,999	40,494

Income tax expense	(5,046)	(4,479)	(3,630)	(3,505)	(12,803)	(8,729)	(8,440)
Income from operations and before non-controlling interests	18,569	16,657	14,844	13,924	48,611	34,270	32,054
Non-controlling interests	(1,104)	(669)	(668)	(668)	(2,251)	(1,278)	(1,278)

Net income attributable to shareholders of the parent	17,465	15,988	14,176	13,256	46,360	32,992	30,776

Per share data:
Earnings per share
– Basic	NT$4.03	NT$3.69	NT$3.29	NT$3.07	NT$10.74	NT$7.66	NT$7.14
– Diluted	NT$3.92	NT$3.61	NT$3.20	NT$2.99	NT$10.34	NT$7.43	NT$6.92

Earnings per equivalent ADS
– Basic	US$0.268	US$0.253	US$0.236	US$0.221	US$0.739	US$0.546	US$0.509
– Diluted	US$0.260	US$0.247	US$0.230	US$0.215	US$0.711	US$0.530	US$0.494

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,373,878	4,375,107	4,370,715	4,370,715	4,368,634	4,370,312	4,370,312

FX (NTD/USD)	30.10	29.26	27.79	27.79	29.07	28.04	28.04

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ millions)

(Unaudited)

	For the three months ended				For the nine months ended
				Pro Forma Basis			Pro Forma Basis
	Sep. 30 2022	Jun. 30 2022	Sep. 30 2021	Sep. 30 2021	Sep. 30 2022	Sep. 30 2021	Sep. 30 2021
Net revenues
Packaging	82,090	79,894	75,221	69,512	231,905	202,702	187,072
Testing	14,941	13,760	13,416	12,354	41,284	36,224	33,214
Direct Material	1,765	1,288	1,429	1,429	4,532	3,845	3,845
Others	35	56	26	26	133	76	76
Total net revenues	98,831	94,998	90,092	83,321	277,854	242,847	224,207

Cost of revenues	(69,999)	(67,230)	(65,378)	(60,140)	(198,154)	(179,916)	(165,162)
Gross profit	28,832	27,768	24,714	23,181	79,700	62,931	59,045

Operating expenses
Research and development	(4,901)	(4,455)	(4,254)	(4,032)	(13,491)	(11,780)	(11,138)
Selling, general and administrative	(5,268)	(5,318)	(4,829)	(4,482)	(15,540)	(13,775)	(12,777)
Total operating expenses	(10,169)	(9,773)	(9,083)	(8,514)	(29,031)	(25,555)	(23,915)
Operating income	18,663	17,995	15,631	14,667	50,669	37,376	35,130

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ millions)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2022	Jun. 30 2022	Sep. 30 2021	Sep. 30 2022	Sep. 30 2021

Net revenues	90,665	66,218	61,127	218,049	157,974

Cost of revenues	(81,467)	(59,568)	(55,244)	(196,821)	(143,604)
Gross profit	9,198	6,650	5,883	21,228	14,370

Operating expenses
Research and development	(1,392)	(1,380)	(1,270)	(4,021)	(3,641)
Selling, general and administrative	(2,676)	(2,603)	(1,955)	(7,210)	(5,622)
Total operating expenses	(4,068)	(3,983)	(3,225)	(11,231)	(9,263)
Operating income	5,130	2,667	2,658	9,997	5,107

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Sep. 30, 2022	As of Jun. 30, 2022
Current assets
Cash and cash equivalents	52,358	72,846
Financial assets – current	9,667	6,136
Notes and accounts receivable	140,178	116,617
Inventories	101,287	94,661
Others	29,239	28,503
Total current assets	332,729	318,763

Financial assets – non-current & Investments – equity method	22,926	22,356
Property, plant and equipment	264,508	254,784
Right-of-use assets	11,822	10,853
Intangible assets	73,590	74,300
Others	32,254	32,023
Total assets	737,829	713,079

Current liabilities
Short-term borrowings	78,056	60,722
Current portion of bonds payable & Current portion of long-term borrowings	8,157	11,835
Notes and accounts payable	104,286	86,534
Others	83,248	111,136
Total current liabilities	273,747	270,227

Bonds payable	40,534	40,923
Long-term borrowings[2]	89,273	97,367
Other liabilities	28,625	26,251
Total liabilities	432,179	434,768

Equity attributable to shareholders of the parent	288,361	263,039
Non-controlling interests	17,289	15,272
Total liabilities & shareholders’ equity	737,829	713,079

Current Ratio	1.22	1.18
Net Debt to Equity Ratio	0.53	0.50

2 Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ millions)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30	Jun. 30	Sep. 30	Sep. 30	Sep. 30
	2022	2022	2021	2022	2021
Cash Flows from Operating Activities
Profit before income tax	23,615	21,136	18,474	61,414	42,999
Depreciation & amortization	13,947	13,749	13,864	41,199	40,454
Other operating activities items	(18,944)	(19,858)	(17,505)	(41,788)	(34,638)
Net cash generated from operating activities	18,618	15,027	14,833	60,825	48,815
Cash Flows from Investing Activities
Net payments for property, plant and equipment	(17,219)	(17,292)	(20,294)	(51,693)	(52,787)
Other investment activities items	288	(245)	(139)	(710)	(1,603)
Net cash used in investing activities	(16,931)	(17,537)	(20,433)	(52,403)	(54,390)
Cash Flows from Financing Activities
Total net proceeds from (repayment of) borrowings and bonds	1,111	(8,980)	25,319	(13,179)	28,279
Dividends paid	(29,991)	-	(18,083)	(29,991)	(18,083)
Other financing activities items	(228)	(893)	(854)	(1,390)	(263)
Net cash generated from (used in) financing activities	(29,108)	(9,873)	6,382	(44,560)	9,933
Foreign currency exchange effect	6,933	803	(350)	12,423	(2,477)
Net increase (decrease) in cash and cash equivalents	(20,488)	(11,580)	432	(23,715)	1,881
Cash and cash equivalents at the beginning of period	72,846	84,426	52,987	76,073	51,538
Cash and cash equivalents at the end of period	52,358	72,846	53,419	52,358	53,419